June 29, 2012 VIA EDGAR AND FAX Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Tamara J. Tangen, Staff Accountant	Dana L. Gilbert Vice President General Counsel - North America 500 Frank W. Burr Blvd. Teaneck, NJ 07666 USA Phone: (201) 678-2758 Fax: (201) 801-0243 dgilbert@cognizant.com

Re:	Cognizant Technology Solutions Corporation
Form 10-K
Filed February 27, 2012
File No.: 000-24429

Dear Ms. Tangen:

On May 17, 2012, Cognizant Technology Solutions Corporation (the “Company”) responded in a letter (the “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter is in response to verbal comments received in a conversation between the Staff and the Company on June 19, 2012 with respect to the Response Letter (the “Telephone Conference”).

For the convenience of the Staff’s review, the text of the applicable comments in your letter dated May 7, 2012 has been reproduced herein with the Company’s response to the verbal comments communicated on the Telephone Conference below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.	We note that “the majority of [y]our cash, cash equivalents and short-term investments” were held by foreign subsidiaries as of December 31, 2011. Tell us what consideration you have given to disclosing the amounts of cash, cash equivalents and short-term investments held by the foreign subsidiaries.

Securities and Exchange Commission

June 29, 2012

Page Two

Response:

Per the Telephone Conference, to further enhance our disclosure, the Company intends, on a prospective basis, to disclose the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

Financial Statements

Notes to the Consolidated Financial Statements

Note 9 – Income Taxes, page F-18

2.	Please tell us what consideration you gave to providing disclosures regarding your Deferred Tax Liability pursuant to ASC 740-30-50-2(c).

Response:

Per the Telephone Conference, we draw your attention to Footnote 9 – Income Taxes to our Annual Report on Form 10-K for the year ended December 31, 2011 where we state “it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.” We respectfully submit that for the reasons set forth in our Response Letter, it is impracticable to reasonably calculate the amount of deferred tax liability related to our undistributed foreign earnings at this time. Accordingly, we believe our existing disclosure is appropriate. We will continue to provide such disclosure in accordance with ASC 740-30-50-2(c) in our future filings.

Securities and Exchange Commission

June 29, 2012

Page Three

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2758.

Very truly yours,

/s/ Dana Gilbert
Dana Gilbert
Vice President and General Counsel – North America

cc:	Francisco D’Souza, Chief Executive Officer, Cognizant Technology Solutions Corporation

Karen McLoughlin, Chief Financial Officer, Cognizant Technology Solutions Corporation

Steven Schwartz, Senior Vice President, General Counsel and Secretary Cognizant Technology Solutions Corporation